UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.19)*

Security Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

814131405

(CUSIP Number)

Brian D. Fitzgerald

c/o Capital Partners, Inc.

Eight Greenwich Office Park

Third Floor

Greenwich, CT  06831

(203) 625-0770

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian D. Fitzgerald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,777,306+

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,777,306+

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,777,306

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ 82,453

13.	Percent of Class Represented by Amount in Row (11) 78.5%

14.	Type of Reporting Person (See Instructions) IN

+See the responses to Items 3, 4, 5 and 6 below.

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS, Inc. #51-0315515

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,983,361+

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,983,361+

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,983,361

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.7%

14.	Type of Reporting Person (See Instructions) CO

+See the responses to Items 3, 4, 5 and 6 below.

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Partners, Inc. #13-3109595

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672+

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672+

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.6%

14.	Type of Reporting Person (See Instructions) CO

+See the responses to Items 3, 4, 5 and 6 below.

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CP Acquisition, L.P. No. 1 #51-0328383

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672+

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672+

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.6%

14.	Type of Reporting Person (See Instructions) PN

+See the responses to Items 3, 4, 5 and 6 below.

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Partners, L.P. #06-1326750

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,455,672+

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,455,672+

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,455,672

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 60.6%

14.	Type of Reporting Person (See Instructions) PN

+See the responses to Items 3, 4, 5 and 6 below.

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A. George Gebauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 139,198+

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 139,198+

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.9%

14.	Type of Reporting Person (See Instructions) IN

+See the responses to Items 3, 4, 5 and 6 below.

CUSIP No. 814131405

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Schlueter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC, BK, OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 70,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 70,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

THIS STATEMENT CONSTITUTES AMENDMENT NO. 19 TO THE SCHEDULE 13D PREVIOUSLY FILED.

Item 1.	Security and Issuer

This Amendment No. 19 to Schedule 13D (originally filed on November 24, 1989 as subsequently amended) (this “Amendment No. 19”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Security Capital Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831.

Item 2.	Identity and Background

(a)   This Amendment No. 19 is being filed by Brian D. Fitzgerald, FGS, Inc., a Delaware corporation, Capital Partners, Inc., a Connecticut corporation, CP Acquisition, L.P. No. 1, a Delaware limited partnership, FGS Partners, L.P., a Connecticut limited partnership, A. George Gebauer and William R. Schlueter (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b) and (c)	See Schedule A hereto.

(d) and (e)   During the past five years, no Reporting Person or any other person listed in Schedule A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	See Schedule A hereto.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following paragraph:
The cash used by Brian D. Fitzgerald, William R. Schlueter and Wendy E. Bolton to exercise the options described in Item 5(c) came from personal funds.

Item 4.	Purpose of Transaction
Item 4 is hereby amended by adding the following paragraphs:

(a) - (j)   On May 31, 2006, in connection with the declaration of a special cash dividend, the Board of Directors of the Issuer, upon the approval and recommendation of the Compensation Committee of the Board, accelerated the vesting of all remaining unvested employee and director options to purchase 104,008 shares of Class A Common Stock, subject to the requirement that any shares acquired upon exercise of such options may not be sold by the optionee until the earlier of the original vesting date of the accelerated options or the sale of the Issuer.  As such, the vesting of Brian D. Fitzgerald’s options to purchase 40,000 shares of Class A Common Stock for $10.85 per share that originally were to vest on July 19, 2006, William R. Schlueter’s options to purchase 4,000 shares of Class A Common Stock for $10.85 per share that originally were to vest on July 19, 2006 and Wendy E. Bolton’s options to purchase 400 shares of Class A Common stock for $10.85 per share that originally were to vest on July 19, 2006 was accelerated.

All outstanding options of the Reporting Persons have been exercised. See Item 5(c).

On June 12, 2006, the Issuer, Sedgwick CMS Holdings, Inc. (“Sedgwick CMS”) and GOSC Merger Corp., a wholly-owned subsidiary of Sedgwick CMS, entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is filed as an exhibit hereto and is incorporated herein by reference.  The Merger Agreement provides, among other things, for the merger of GOSC Merger Corp. with and into the Issuer (the “Merger”), with the Issuer to be the surviving corporation and a wholly-owned subsidiary of Sedgwick CMS following the Merger.  Under the terms of the Merger Agreement, which is subject to the conditions discussed below, upon the Merger, each issued and outstanding share of capital stock of GOSC Merger Corp. shall be converted into and become one fully paid and nonassessable share of common stock of the Issuer.  Further, upon the Merger, the issued and outstanding shares of capital stock of the Issuer shall be converted into the right to receive $16.46 per share in cash, subject to a downward adjustment to the merger consideration if the Issuer’s indebtedness at the time the proxy statement is mailed is in excess of the Issuer’s expected indebtedness and an upward or downward adjustment to the merger consideration if the actual costs and expenses of preparing the Issuer’s proxy statement and holding its special meeting of stockholders with respect to the Merger are more or less than the expected costs and expenses.  All adjustments will be finalized prior to the time that the Issuer’s proxy statement is mailed to its stockholders, and such proxy statement will include a definitive cash price per share payable to the Issuer’s stockholders.  The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the “Effective Time”).  The consummation of the Merger is subject to customary closing conditions, including the approval of the Issuer’s stockholders, the Issuer’s acquisition of all of the outstanding WC Holdings, Inc., a Delaware corporation (“WC”), shares and options not currently owned by the Issuer and the receipt of certain regulatory and third-party consents, including the expiration of all waiting periods required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

In connection with the execution of the Merger Agreement, Brian D. Fitzgerald, FGS, Inc., CP Acquisition, L.P. No 1 and A. George Gebauer, stockholders of the Issuer (each a “Stockholder” and, collectively, the “Stockholders”), entered into a Voting Agreement, dated as of June 12, 2006 (the “Voting Agreement”), with Sedgwick CMS and GOSC Merger Corp., a copy of which is filed as an exhibit hereto and is incorporated herein by reference, with respect to an aggregate of 5,916,504 shares of Class A Common Stock and 128 shares of Common Stock and any additional shares of Class A Common Stock and Common Stock acquired by the Stockholders of record or otherwise owned after June 12, 2006 (the “Shares”).

Under the Voting Agreement, each Stockholder has agreed that, until the first to occur of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”), at any meeting of the stockholders of the Company, however called, or in connection with any action by written consent of the stockholders of the Company, such Stockholder shall vote (or cause to be voted) or act by written consent with respect to its Shares (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, and any actions in furtherance thereof requiring a vote of the Issuer’s stockholders, (ii) against any action, proposal, transaction or agreement that would result in a breach in any material respect of any representation, warranty, covenant or agreement of the Issuer contained in the Merger Agreement or that is reasonably likely to result in any of the conditions to Sedgwick CMS’s or GOSC Merger Corp.’s obligations under the Merger Agreement not being fulfilled, (iii) except as otherwise agreed to in writing in advance by Sedgwick CMS, against (A) any Transaction Proposal (as defined in the Merger Agreement), (B) any reorganization, recapitalization, dissolution or liquidation of the Issuer, (C) any change to the present capitalization of the Issuer, any amendment to the Issuer’s certificate of incorporation or by-laws other than in connection with the transactions contemplated by the Merger Agreement or any other material change to the Issuer’s corporate structure or business and (D) any other action or proposal that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement and (iv) in favor of any matter reasonably necessary for consummation of the transactions contemplated by the Merger Agreement, and in connection therewith, to execute any documents that are reasonably necessary or appropriate in order to effectuate the foregoing, including granting to Sedgwick CMS the ability of Sedgwick CMS or its nominees to vote the Shares directly.

Under the Voting Agreement, each Stockholder grants to Sedgwick CMS and any designee of Sedgwick CMS an irrevocable proxy (until the Termination Date) to vote such Stockholder’s Shares as described above.  Each Stockholder further agrees to revoke any proxy previously granted by such Stockholder with respect to its Shares.

Prior to the Termination Date, without the prior consent of Sedgwick CMS, no Stockholder will directly or indirectly, nor in the case of any Stockholder that is a corporation or other entity will it authorize or permit any of its respective directors, officers, employees, counsel, accountants and other agents, advisors and representatives to, directly or indirectly, (a) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed to facilitate, any inquiries, proposals or offers from any person that constitute, or would reasonably be expected to lead to, a Transaction Proposal, (b) participate in any discussions or negotiations (including by way of furnishing information) regarding any such inquiry, proposal, offer or Transaction Proposal or (c) cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

Except as contemplated by the Voting Agreement, each Stockholder agrees, during the term of the Voting Agreement, not to (a) sell, transfer, tender, pledge, hypothecate, encumber, assign or otherwise dispose of, including by gift (collectively, “Transfer”), or enter into any agreement, option or other arrangement with respect to, or consent to, a Transfer of, any or all of the Shares, or any interest in any of the foregoing, except to Sedgwick CMS, (b) deposit any of the Shares into a voting trust or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares, or any interest in any of the foregoing, except to Sedgwick CMS or in accordance with the Voting Agreement or (c) take any other action that is intended, or could reasonably be expected, to restrict, limit or interfere with such Stockholder’s ability to perform its obligations under the Voting Agreement or the transactions contemplated thereby.

In connection with the execution of the Merger Agreement, certain of the Company’s stockholders (including CP Acquisition, L.P. No. 1, Brian D. Fitzgerald, FGS, Inc., each of the Company’s directors, William R. Schlueter and Stephen Brown) and the minority holders of WC shares and options have entered into an Indemnification Agreement, dated as of June 12, 2006 (the “Indemnification Agreement”), a copy of which is filed as an exhibit hereto and is incorporated herein by reference, pursuant to which such parties have agreed to provide Sedgwick CMS with indemnification with respect to certain matters in connection with the merger.  As security for such indemnification obligations, approximately $13 million otherwise payable to such stockholders in connection with the Merger will be placed into escrow at the time the Merger is closed.  The Company’s public stockholders will not be subject to any such indemnification obligations, and none of the merger consideration payable to the public stockholders will be placed into escrow.

Item 5.	Interest in Securities of the Issuer
(a) Number of shares of Class A Common Stock beneficially owned as of June 14 2006 by each of the Reporting Persons and the other persons listed on Schedule A hereto:
Number of Shares of Class A Common Stock:

Brian D. Fitzgerald	5,777,306
FGS, Inc.	4,983,361
Capital Partners, Inc.	4,455,672
CP Acquisition, L.P. No. 1	4,455,672

	FGS Partners, L.P.	4,455,672
	A. George Gebauer	139,198
	William R. Schlueter	70,000
	Wendy E. Bolton	3,200

	Percent of Class A Common Stock(1):

	Brian D. Fitzgerald	78.5%
	FGS, Inc.	67.7%
	Capital Partners, Inc.	60.6%
	CP Acquisition, L.P. No. 1	60.6%
	FGS Partners, L.P.	60.6%
	A George Gebauer	1.9%
	William R. Schlueter	1.0%
	Wendy E. Bolton	*

* Less than 1.0%

(b) Number of shares of Class A Common Stock beneficially owned as of June 14, 2006 as to which the Reporting Persons and each of the other persons listed in Schedule A hereto have:

(i)	sole power to vote or direct the vote:

	Person	Number of Shares
	Brian D. Fitzgerald	0
	FGS, Inc.	0
	Capital Partners, Inc.	0
	CP Acquisition, L.P. No. 1	0
	FGS Partners, L.P.	0
	A. George Gebauer	0
	William R. Schlueter	70,000
	Wendy E. Bolton	3,200

(ii)	shared power to vote or direct the vote:

	Person	Number of Shares
	Brian D. Fitzgerald	5,777,306	(2)(3)(4)

	FGS, Inc.	4,983,361	(4)(5)
	Capital Partners, Inc.	4,455,672	(4)(6)
	CP Acquisition, L.P. No. 1	4,455,672	(4)
	FGS Partners, L.P.	4,455,672	(4)(6)
	A. George Gebauer	139,184	(4)
	William R. Schlueter	0
	Wendy E. Bolton	0

(iii)	sole power to dispose or to direct the disposition of:

	Brian D. Fitzgerald	0
	FGS, Inc.	0
	Capital Partners, Inc.	0
	CP Acquisition, L.P. No. 1	0
	FGS Partners, L.P.	0
	A. George Gebauer	0
	William R. Schlueter	70,000
	Wendy E. Bolton	3,200

(iv)	shared power to dispose of or to direct the disposition of:

	Person	Number of Shares
	Brian D. Fitzgerald	5,777,306	(2)(3)(4)
	FGS, Inc.	4,983,361	(4)(5)
	Capital Partners, Inc.	4,455,672	(4)(6)

(1)	Based on 7,358,097 shares of Class A Common Stock issued and outstanding as of June 14, 2006.
(2)

Excludes 82,453 shares of Class A Common Stock owned by The Fitzgerald Trust, of which Mr. Fitzgerald’s brother is the trustee and Mr. Fitzgerald’s minor children are the sole beneficiaries, as to which shares beneficial ownership is disclaimed by Mr. Fitzgerald for all purposes.

(3)

Includes 793, 945 shares of Class A Common Stock owned of records by Brian D. Fitzgerald, 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition, L.P. No. 1 and 527,689 shares of Class A Common Stock owned of record by FGS, Inc.

(4)	All of the shares are subject to the restrictions on voting and disposition contained in the Voting Agreement.
(5)	Includes 527,689 shares of Class A Common Stock owned of record by FGS, Inc. and 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition, L.P. No. 1.
(6)	Includes 4,455,672 shares of Class A Common Stock owned of record by CP Acquisition, L.P. No. 1.

CP Acquisition, L.P. No. 1	4,455,672	(4)
FGS Partners, L.P.	4,455,672	(4)(6)
A. George Gebauer	139,184	(4)
William R. Schlueter	0
Wendy E. Bolton	0

(c)   Brian D. Fitzgerald exercised options to purchase 40,000 shares of Class A Common Stock for $10.85 per share on June 13, 2006.  William R. Schlueter exercised options to purchase (i) 4,000 shares of Class A Common Stock for $10.85 per share on June 13, 2006, (ii) 16,000 shares of Class A Common Stock for $10.85 per share on April 10, 2006 and (iii) 50,000 shares of Class A Common Stock for $6.125 per share on April 10, 2006.  Wendy E. Bolton exercised options to purchase 400 shares of Class A Common Stock for $10.85 per share on June 13, 2006.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended by adding the following paragraphs:
See the response to Item 4, which is incorporated herein by reference.
Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended by adding the following exhibits:
1	Joint Filing Agreement, dated as of June 14, 2006, among the Reporting Persons.
2

Agreement and Plan of Merger, dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc., GOSC Merger Corp. and Security Capital Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K Current Report dated June 12, 2006).

3

Voting Agreement, dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc. GOSC Merger Corp. and the stockholders of Security Capital Corporation whose names appear on Schedule A thereto (incorporated by reference to Exhibit 2.3 to the Issuer’s Form 8-K Current Report dated June 12, 2006).

4

Indemnification Agreement, dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc., the parties set forth on Schedule A thereto, the parties set forth on Schedule B thereto and Capital Partners, Inc.

[Signature Pages to Amendment No. 19 Follow]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2006

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald

FGS, INC.

By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President and Treasurer

CAPITAL PARTNERS, INC.

By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President

CP ACQUISITION, L.P. NO. 1

By:	FGS, Inc.
Its:	General Partner

By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President and Treasurer

FGS PARTNERS, L.P.

By: Capital Partners, Inc.
Its: General Partner

By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President

/s/ A. George Gebauer
A. George Gebauer

/s/ William R. Schlueter
William R. Schlueter

SCHEDULE A

FGS, Inc.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of FGS, Inc., a Delaware corporation:

Brian D. Fitzgerald	—	President, Treasurer & Director
A. George Gebauer	—	Vice President, Secretary & Director

FGS, Inc. is a general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald and Gebauer are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831. Except as reported under Item 5, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer. All of the foregoing individuals are United States citizens.

(Schedule A Continued)

Capital Partners, Inc.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

Controlling Persons, Executive Officers and Directors of Capital Partners, Inc., a Connecticut corporation:

Brian D. Fitzgerald	—	President, Treasurer & Director
A. George Gebauer	—	VP & Managing Director
William R. Schlueter	—	VP & Managing Director
Wendy E. Bolton	—	Secretary

Capital Partners, Inc. is a general partner of, holds investments directly in, and provides administrative services for CP Acquisition, L.P. No. 1 and other Capital Partners-related entities.

Messrs. Fitzgerald, Gebauer, Schlueter and Ms. Bolton are principally employed as officers of Capital Partners, Eight Greenwich Office Park, Third Floor, Greenwich, CT  06831. Except as reported under Item 5, none of such persons beneficially owns any shares of Class A Common Stock of the Issuer. All of the foregoing individuals are United States citizens.

(Schedule A Continued)

FGS Partners, L.P.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

FGS Partners, L.P. is a Connecticut limited partnership.

General Partner:    Capital Partners, Inc.

FGS Partners, L.P. is general partner of, and holds investments directly in, CP Acquisition, L.P. No. 1 and other Capital Partners-related entities. See the description of Capital Partners, Inc. above for a description of its controlling persons, executive officers and directors.

(Schedule A Continued)

CP Acquisition, L.P. No. 1
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

CP Acquisition, L.P. No. 1 is a Delaware limited partnership.

General Partners:  FGS, Inc., Capital Partners, Inc., FGS Partners, L.P.

CP Acquisition, L.P. No. 1 is the limited partnership which owns the Class A Common Stock of the Issuer. See the description of the three general partners above for a description of the controlling persons, executive officers and directors thereof.

(Schedule A Continued)

Brian D. Fitzgerald
c/o Capital Partners, Inc.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

See the descriptions of Mr. Brian D. Fitzgerald under the descriptions of FGS, Inc., Capital Partners, Inc., FGS Partners, L.P. and CP Acquisition, L.P. No. 1 above.

(Schedule A Continued)

A. George Gebauer
c/o Capital Partners, Inc.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

See the descriptions of Mr. A. George Gebauer under the descriptions of FGS, Inc. and Capital Partners, Inc. above.

(Schedule A Continued)

William R. Schlueter
c/o Capital Partners, Inc.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

See the description of Mr. William R. Schlueter under the description of Capital Partners, Inc. above.

(Schedule A Continued)

Wendy E. Bolton
c/o Capital Partners, Inc.
Eight Greenwich Office Park
Third Floor
Greenwich, CT  06831

See the description of Ms. Wendy E. Bolton under the description of Capital Partners, Inc. above.

INDEX OF EXHIBITS TO AMENDMENT NO. 19
TO SCHEDULE 13D

Exhibit No.	Description	Page
1	Joint Filing Agreement, dated as of June 14, 2006, among the Reporting Persons.	28
2

Agreement and Plan of Merger, dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc., GOSC Merger Corp. and Security Capital Corporation (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K Current Report dated June 12, 2006).

3

Voting Agreement, dated as of June 12, 2006, among Sedgwick CMS Holdings, Inc. GOSC Merger Corp. and the stockholders of Security Capital Corporation whose names appear on Schedule A thereto (incorporated by reference to Exhibit 2.3 to the Issuer’s Form 8-K Current Report dated June 12, 2006).

4	Indemnification Agremeent, dated as of June 12, 2006, among among Sedgwick CMS Holdings, Inc., the parties set forth on Schedule A thereto, the parties set forth on Schedule B thereto and Capital Partners, Inc.	31

EXHIBIT 1

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 14th day of June, 2006, among BRIAN D. FITZGERALD, FGS, INC., CAPITAL PARTNERS, INC., CP ACQUISITION, L.P. NO. 1, FGS PARTNERS, L.P., A. GEORGE GEBAUER and WILLIAM R. SCHLUETER (COLLECTIVELY, THE “JOINT FILERS”).

WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.    Amendment No. 19 to the Schedule 13D with respect to the Class A Common Stock, par value $.01 per share, of Security Capital Corporation (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2.    Each of the Joint Filers is eligible to use Schedule 13D for the filing of information therein.

3.    Each of the Joint Filers is responsible for the timely filing of Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein,  provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

/s/ Brian D. Fitzgerald
Brian D. Fitzgerald
FGS, INC.
By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President and Treasurer
CAPITAL PARTNERS, INC.
By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President

CP ACQUISITION, L.P. NO. 1
By: FGS, Inc.
Its: General Partner
By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President and Treasurer
FGS PARTNERS, L.P.
By: Capital Partners, Inc.
Its: General Partner
By:	/s/ Brian D. Fitzgerald
Name: Brian D. Fitzgerald
Title: President
/s/ A. George Gebauer
A. George Gebauer
/s/ William R. Schlueter
William R. Schlueter

EXHIBIT 4

Execution Copy

INDEMNIFICATION AGREEMENT

INDEMNIFICATION AGREEMENT, dated as of June 12, 2006 (this “Agreement”), among SEDGWICK CMS HOLDINGS, INC., a Delaware corporation (the “Buyer”), the parties set forth on Schedule A hereto (the “Specified Company Holders”), the parties set forth on Schedule B hereto (the “WC Minority Holders”, and together with the Specified Company Holders, the “Indemnifying Parties”) and Capital Partners, Inc., a Connecticut corporation, as the representative of the Indemnifying Parties. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, the Buyer, GOSC Merger Corp., a Delaware corporation (“Merger Sub”), and Security Capital Corporation, a Delaware corporation (the “Company”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) that provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) and the conversion of each Company Share issued and outstanding immediately prior to the Effective Time into the right to receive the Merger Consideration; and

WHEREAS, the Specified Company Holders, in the aggregate, are the record holders of approximately 85% of the outstanding Company Shares; and

WHEREAS, as a condition and inducement to the Buyer and Merger Sub entering into the Merger Agreement and subject to the terms and conditions of this Agreement, the Specified Company Holders have agreed to enter into this Agreement to indemnify the Buyer for certain Losses and Taxes identified herein; and

WHEREAS, the Company is the record owner of 12,507.88 shares of common stock of WC Holdings, Inc., a Delaware corporation (“WC Holdings”), and the Company’s primary asset is such ownership interest in WC Holdings; and

WHEREAS, the WC Minority Holders are, in the aggregate, the record owners of all shares of common stock of WC Holdings and options to acquire shares of common stock of WC Holdings not owned by the Company; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, WC Holdings and the WC Minority Holders are entering into a stock purchase agreement (the “WC Minority Purchase Agreement”) pursuant to which, immediately prior to the Closing, the Company will purchase (or WC Holdings will repurchase) all of the shares of WC Holdings common stock and options to acquire shares of common stock of WC Holdings held by the WC Minority Holders; and

WHEREAS, as a condition and inducement to the Company and WC Holdings entering into the WC Minority Purchase Agreement and subject to the terms and conditions of this

Agreement, the WC Minority Holders have agreed to enter into this Agreement to indemnify the Buyer for Losses and Taxes identified herein; and

WHEREAS, at the Closing, the Buyer and the Representative (on behalf of the Indemnifying Parties) will enter into an escrow agreement in the form of Exhibit C hereto (the “Escrow Agreement”), pursuant to which a portion of the Merger Consideration payable to the Specified Company Holders and a portion of the consideration payable to the WC Minority Holders under the WC Minority Purchase Agreement will be placed into an escrow account, which escrow account will serve as the Buyer’s sole source for recovery following the Closing for any Losses and Taxes identified herein (except for claims of, or causes of action arising from, fraud).

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

SECTION 1.1                                              Certain Definitions.

(a)                                  When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“Actual Debt Amount” means an amount equal to the actual amount paid by the Company pursuant to Section 6.19(a) of the Merger Agreement to terminate the Credit Agreement; provided, in the event that such amount is equal to or less than $28,500,000, the Actual Debt Amount shall be deemed to equal $28,500,000.

“Actual Special Meeting Expenses” means the aggregate amount of Special Meeting Expenses, which amount shall be mutually determined by the Buyer and the Representative no later than 30 days after the Closing.

“Adjustment Deductible” means (a) if the Final Adjustment Amount is a negative number, an amount equal to the absolute value of the Final Adjustment Amount and (b) if the Final Adjustment Amount is a positive number, an amount equal to zero.

“Aggregate Deemed Sales Price” has the meaning set forth in Section 6(b) of Exhibit B.

“Agreement” has the meaning set forth in the preamble.

“Applicable Survival Period” has the meaning set forth in Section 3.1.

“Buyer” has the meaning set forth in the preamble.

“Closing” means the consummation of the Merger.

“Company” has the meaning set forth in the recitals.

“Company Escrow Funds” has the meaning set forth in Section 2.1(a).

“Escrow Funds” has the meaning set forth in Section 2.1(b).

“Estimated Election Allocations” has the meaning set forth in Section 2.5(c) of the Primrose Agreement.

“Final Adjustment Amount” means an amount (which may be positive or negative) equal to the Final Expense Adjustment Amount plus the Final Debt Adjustment Amount.

“Final Debt Adjustment Amount” means (a) in the event that the Actual Debt Amount is greater than the Target Date Debt Amount, an amount (which shall be a positive number) equal to the amount by which the Actual Debt Amount is greater than the Target Date Debt Amount and (b) in the event that the Actual Debt Amount is less than the Target Date Debt Amount, an amount (which shall be a negative number) equal to the amount by which the Actual Debt Amount is less than the Target Date Debt Amount.

 “Final Election Allocations” has the meaning set forth in Section 2.5(c) of the Primrose Agreement.

“Final Expense Adjustment Amount” means (a) in the event that the Actual Special Meeting Expenses are at least $75,000 greater than the Revised Estimated Special Meeting Expenses, an amount (which shall be a positive number) equal to the amount by which the Actual Special Meeting Expenses is greater than the Revised Estimated Special Meeting Expenses, (b) in the event that the Actual Special Meeting Expenses are at least $75,000 less than the Revised Estimated Special Meeting Expenses, an amount (which shall be a negative number) equal to the amount by which the Actual Special Meeting Expenses is less than the Revised Estimated Special Meeting Expenses and (c) in the event that the Actual Special Meeting Expenses are no more than $75,000 greater than the Revised Estimated Special Meeting Expenses or no less than $75,000 less than the Revised Estimated Special Meeting Expenses, an amount equal to zero.

“General Deductible” means an amount equal to $2,000,000.

“Indemnifying Parties” has the meaning set forth in the preamble.

“Indemnitees” has the meaning set forth in Section 3.2(a).

“Independent Accountant” means an independent nationally-recognized accounting firm agreed to by the Representative and the Buyer.

“Losses” has the meaning set forth in Section 3.2(a).

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Sub” has the meaning set forth in the recitals.

“Notice of Claim” has the meaning set forth in Section 3.4.

“Notice of Objection” has the meaning set forth in Section 3 of Exhibit B.

“Notice of Non-Third Party Claim” has the meaning set forth in Section 3.4.

“Notice of Third Party Claim” has the meaning set forth in Section 3.3(a).

“Pre-Closing Period” has the meaning set forth in Section 3.2(d)(i).

“Post-Closing Period” means any taxable period or portion thereof beginning after the Closing Date.

“Primrose Baseline Tax Amount” means an amount equal to $18,946,409.

“Primrose Final Tax Amount” means (i) the Primrose Updated Tax Amount as shown in the Primrose Tax Statement delivered by the Representative to the Buyer pursuant to Section 1 of Exhibit B, if no Notice of Objection with respect thereto is timely delivered by the Buyer to the Representative pursuant to Section 3 of Exhibit B; or (ii) if a Notice of Objection is so delivered, an amount equal to the Primrose Updated Tax Amount as shown in the Independent Accountant’s calculation delivered pursuant to Section 5 of this Exhibit B.

“Primrose Tax Amount” means the aggregate amount of Taxes owed by the Company to Governmental Entities in connection with the consummation of the transactions contemplated by the Primrose Agreement calculated in accordance with the Principles.

“Primrose Tax Balance Sheet” has the meaning set forth in Section 6(d) of Exhibit B.

“Primrose Tax Deductible” means the amount (if any) by which the Primrose Baseline Tax Amount is greater than the Primrose Final Tax Amount.

“Primrose Tax Statement” has the meaning set forth in Section 1 of Exhibit B.

“Primrose Updated Tax Amount “ has the meaning set forth in Section 1 of Exhibit B.

“Principles” has the meaning set forth in Section 6 of Exhibit B.

“Representative” has the meaning set forth in Section 4.1.

“Review Period” has the meaning set forth in Section 3 of Exhibit B.

“Security Capital Company” means, for purposes of this Agreement only, the Company and its Subsidiaries, including the Primrose Companies while they were Subsidiaries of the Company.

“Special Indemnities” has the meaning set forth in Section 3.2(a).

“Specified Company Holders” has the meaning set forth in the preamble.

“Taxing Authority” means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and any agency charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Tax Expenses” has the meaning set forth in Section 3.2(d).

“Third Party Claim” has the meaning set forth in Section 3.3(a).

“Third Party Defense” has the meaning set forth in Section 3.3(b).

“Transaction Documents” means the Merger Agreement, this Agreement, the Escrow Agreement, the Voting Agreement and any instrument or agreement delivered pursuant to or in connection with any of the foregoing.

“WC Holdings” has the meaning set forth in the recitals.

“WC Holdings Escrow Funds” has the meaning set forth in Section 2.1(b).

“WC Minority Holders” has the meaning set forth in the preamble.

“WC Minority Purchase Agreement” has the meaning set forth in the recitals.

(b)                                 For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Schedule or Exhibit without reference to a document, such reference is to an Article, Section, paragraph, Schedule or Exhibit to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; and (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns.

ARTICLE II
ESCROW AGREEMENT

SECTION 2.1                                              Deposit of the Escrow Funds.

(a)                                  Notwithstanding anything in the Merger Agreement to the contrary, (i) the Merger Consideration payable to the Specified Company Holders in accordance with Sections 3.1(c) and 3.2 of the Merger Agreement will be reduced by an amount equal to $1.76, which will result in a $10,880,656.16 aggregate reduction of the Merger Consideration, (ii) the aggregate amount to be deposited by the Buyer with the Paying Agent pursuant to Section 3.4(a) of the Merger Agreement will be reduced by an amount equal to $10,880,656.16 and (iii) at the Closing, the Buyer will deposit with the Escrow Agent $10,880,656.16 (the “Company Escrow Funds”).

(b)                                 In accordance with Section 2.4(d) of the WC Minority Purchase Agreement, at the closing of the transactions contemplated by the WC Minority Purchase Agreement, the Company will deposit with the Escrow Agent $2,121,703.68 (the “WC Holdings Escrow Funds”, and, together with the Company Escrow Funds, the “Escrow Funds”).

(c)                                  The Escrow Funds will only be used (i) to secure the indemnification obligations of the Indemnifying Parties set forth in this Agreement and (ii) subject to Section 4.1(d), to reimburse the Representative for any out-of-pocket fees and expenses (including reasonable fees and expenses of counsel, accountants and other advisors) and Losses that arise out of or are in connection with the acceptance or administration of the Representative’s duties under this Agreement and the Escrow Agreement. The Escrow Funds will be held and released by JPMorgan Chase Bank, N.A., as escrow agent, in accordance with the terms of the Escrow Agreement.

ARTICLE III
INDEMNIFICATION

SECTION 3.1                                              Survival. All representations, warranties, covenants and agreements contained in the Merger Agreement or in any instrument or agreement delivered pursuant to or in connection with the Merger Agreement, the Special Indemnities and the rights to indemnification for Taxes and Tax Expenses set forth in this Agreement will survive until the twelve (12) month anniversary of the Closing. The period for which a representation, warranty, covenant, agreement or indemnification obligation survives the Closing  is referred to herein as the “Applicable Survival Period”. All claims for indemnification made but not resolved prior to the expiration of the Applicable Survival Period will survive until such claim is fully and finally resolved in accordance with this Article III.

SECTION 3.2                                              Indemnification.

(a)                                  Subject to the limitations set forth herein, after the Closing, the Indemnifying Parties will indemnify and defend the Buyer, the Company and their respective Affiliates and each of their respective stockholders, members, managers, officers, directors, employees, agents, successors and assigns (the “Indemnitees”) against, and will hold the Indemnitees harmless from, any cost, disbursement, obligation, assessment, judgment, injunction, order, decree, sanction, ruling, due, fine, fee, settlement, deficiency, award, loss, liability, claim, charge, action, suit, proceeding, assessed interest, penalty, damage or reasonable expense (including investigation, reasonable attorneys’, accountants’ and other professional fees, and other reasonable costs or expenses incurred in the investigation, collection, prosecution and defense of any action, suit proceeding or claim and amounts paid in settlement thereof) (collectively, “Losses”) resulting from, arising out of, imposed upon or incurred, sustained or suffered by the Indemnitees in connection with, or otherwise with respect to, (i) any breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement or any other Transaction Documents (without regard and without giving effect to any “materiality”, “Material Adverse Effect” or similar qualification contained in any such representation or warranty) or (ii) the matters described in Exhibit A and Exhibit B hereto (such matters, the “Special Indemnities”); provided, however, that indemnification for Taxes (other than to the extent arising from a Special Indemnity) shall not be governed by this Section 3.2(a), but shall be governed by Section 3.2(d), and as used herein “Losses” shall not include Taxes or Tax Expenses.

(b)                                 None of the Indemnifying Parties will be liable for any Tax, Tax Expense or Loss unless the claim for such Tax, Tax Expense or Loss is brought within the Applicable Survival Period. None of the Indemnifying Parties will be liable for any Tax, Tax Expense or Loss unless and until the aggregate amount of all Taxes, Tax Expenses and Losses incurred by the Indemnitees exceeds an amount equal to the sum of (i) the Primrose Tax Deductible, if any, plus (ii) the Adjustment Deductible, if any, plus (iii) the General Deductible, and then only to the extent that such Taxes, Tax Expenses and Losses exceed the sum of (A) the Primrose Tax Deductible, if any, plus (B) the Adjustment Deductible, if any, plus (C) the General Deductible. Notwithstanding the foregoing, the General Deductible shall not apply (I) to any Taxes, Tax Expenses or Losses resulting from, arising out of or incurred in connection with, or otherwise with respect to, (1) any breach by the Company of any representation or warranty set forth in Sections 4.3, 4.4 and 4.21 of the Merger Agreement, (2) any breach of any covenant or agreement set forth in the Merger Agreement and (3) the indemnification for Taxes or Tax Expenses set forth in Section 3.2(d) or (II) in connection with any Special Indemnity. All Taxes, Tax Expenses and Losses, for which an Indemnifying Party is obligated to indemnify the Indemnitees under this Agreement will be limited to and satisfied solely from the then-remaining Escrow Funds (except for claims of, or causes of action arising from, fraud). The Buyer acknowledges and agrees that in no event will any Indemnifying Party be obligated to directly satisfy any Taxes, Tax Expenses or Losses (except for claims of, or causes of action arising from, fraud).

(c)                                  In addition to the other limitations on indemnification set forth in this Agreement, the Indemnifying Parties will not be obligated to indemnify the Indemnitees with respect to (i) any covenant or condition expressly waived by the Buyer in writing on or prior to the Closing (except to the extent that any such waiver expressly reserves rights to indemnification in respect thereof) and (ii) any indirect, special, incidental, consequential or punitive damages (except to the extent any of the foregoing damages are included in an award to a third party).

(d)                                 Subject to the limitations set forth herein, after the Closing, the Indemnifying Parties will indemnify and defend the Indemnitees against, and will hold the Indemnitees harmless from:

(i)                                     any and all Taxes (other than Taxes included on originally filed Tax Returns and Taxes arising out of the transactions contemplated by the Primrose Agreement) imposed or due with respect to a Security Capital Company for any Tax Period ending on or before the Closing Date and the portion of the Straddle Period ending on the Closing Date (a “Pre-Closing Period”); provided, however, that the indemnification with respect to any Primrose Company shall be subject to the provisions of Section 3.3(c) hereof; provided, further, that the Indemnitees shall only be entitled to seek indemnification pursuant to this Section 3.2(d)(i) if such Taxes (A) were imposed or increased by reason of an audit or other adverse determination of a Taxing Authority, (B) were discovered by the Indemnitee in the ordinary course of its business and, except as provided in the next clause, not as the result of a special investigation conducted by an Indemnitee with respect to such Taxes or (C) were discovered by the Indemnitee in connection with an indemnification claim for which the Indemnitee is otherwise entitled to indemnification pursuant to this Section 3.2(d)(i) (including through a special investigation arising out of any such indemnification claim); provided, further, that the Indemnitees shall be required to promptly pay to the appropriate Taxing Authority any amounts paid to such Indemnitees pursuant to this Section 3.2(d)(i) unless the indemnified Taxes have already been paid to such Taxing Authority;

(ii)                                  any Taxes imposed on the Buyer or the Company as a result of a determination by a Taxing Authority that the Merger constituted the disposition of a U.S. Real Property Interest as defined in Section 897 of the Code and the Treasury Regulations thereunder;

(iii)                               any and all Taxes (other than Taxes arising out of the transactions contemplated by the Primrose Agreement) imposed by a Taxing Authority on any Security Capital Company by reason of the application of Treas. Reg. § 1.1502-6 or any similar foreign, state or local law, by reason of an affiliation existing on or before the Closing Date;

(iv)                              notwithstanding anything to the contrary in this Agreement, any excess loss account triggered into income under Section 1.1502-19 of the Treasury Regulations and any deferred amounts triggered into income under Section 1.1502-13 of the Treasury Regulations in either case resulting from the transactions contemplated by the Primrose Agreement.

If any Indemnitees are entitled to indemnification for Taxes under this Section 3.2(d), such Indemnitees also shall be entitled to indemnification for all reasonable fees and costs (including reasonable outside professional fees and costs) incurred in contesting or otherwise incurred in connection with any such Taxes other than internal costs incurred by the Indemnitee in the ordinary course of its business (such fees and costs, the “Tax Expenses”).

(e)                                  The Buyer acknowledges and agrees that, except as expressly set forth in the Merger Agreement and the other Transaction Documents, there are no representations or warranties of any kind, express or implied (including warranties of merchantability or fitness for a particular purpose), (i) with respect to the Company and its Subsidiaries, their respective assets and Liabilities, the transactions contemplated by the Merger Agreement or the Company Shares or (ii) as to the accuracy or completeness of any information regarding the Company and its Subsidiaries furnished or made available to the Buyer and its Representatives.

(f)                                    The Buyer acknowledges and agrees that, after the Closing, the sole and exclusive remedy of the Indemnitees with respect to any and all matters arising out of, relating to or connected with the Merger Agreement or the other Transaction Documents will be pursuant to the indemnification provisions set forth in this Agreement (except for claims of, or causes of action arising from, fraud). In furtherance of the foregoing, the Buyer (on behalf of itself and each of the other Indemnitees) hereby waives, from and after the Closing, any and all rights, claims and causes of action that an Indemnitee may have against the Indemnifying Parties or any of their Affiliates arising under or based upon any Law or otherwise in connection with the Merger Agreement, the other Transaction Documents or the transactions contemplated by the Merger Agreement or the other Transaction Documents (except pursuant to the indemnification provisions set forth in this Agreement and for claims of, or causes of action arising from, fraud).

(g)                                 Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that any Liability of the Indemnifying Parties for claims of, or causes of action arising from, fraud shall be on a several, and not joint, basis.

(h)                                 (i)                                     If the Company and its Subsidiaries (excluding the Primrose Companies) are permitted but not required under applicable state, local, or foreign income Tax Laws to treat the Closing Date as the last day of a Tax Period, then the parties shall treat that day as the last day of a Tax Period.

(ii)                                  In the case of Taxes arising in a Tax Period of the Company and its Subsidiaries (excluding the Primrose Companies) that includes, but does not end on, the Closing Date, except as provided in Section 3.2(h)(iii), the allocation of such Taxes between the Pre-Closing Period and the Post-Closing Period shall be made on the basis of an interim closing of the books as of the end of the Closing Date. If a Tax Period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the Tax Period that begins on the day following the Closing Date shall constitute a Post-Closing Period. For purposes of this Agreement, any Tax resulting from any election under Section 338 of the Code in connection with the Merger shall be regarded as attributable to the Post-Closing Period.

(iii)                               In the case of any Taxes that are imposed on a periodic basis and are payable for a Tax Period of the Company and its Subsidiaries (excluding the Primrose Companies) that includes, but does not end on, the Closing Date, the portion of such Tax which relates to the portion of such Tax Period ending on the Closing Date shall in the case of any Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed to be the amount of such Tax for the entire Tax Period multiplied by a fraction, the numerator of which is the number of days in the Tax Period ending on the Closing Date and the denominator of which is the number of days in the entire Tax Period.

(i)                                     For the avoidance of doubt, the parties acknowledge and agree that the Indemnifying Parties shall have no liability for any breach of any representation or warranty contained in Section 4.8 of the Merger Agreement or in any other representation or warranty contained in the Merger Agreement to the extent such representation or warranty relates to Taxes.

SECTION 3.3                                              Indemnification Procedure for Third Party Claims.

(a)                                  In the event that any claim or demand, or other circumstance or state of facts that could give rise to any claim or demand, for which the Indemnifying Parties may be liable to an Indemnitee hereunder is asserted or sought to be collected by a third party, including any claim in connection with the Special Indemnities (a “Third Party Claim”), the Indemnitee will as soon as reasonably practicable notify the Representative in writing of such Third Party Claim (a “Notice of Third Party Claim”). Failure or delay in notifying the Representative of any matter required under any provision of this Section 3.3 will not relieve the Indemnifying Parties of any Liability they may have to the Indemnitee, except and only to the extent that such failure or delay causes actual harm to the Indemnifying Parties with respect to such Third Party Claim. The Notice of Third Party Claim will specify in reasonable detail (i) the basis on which indemnification is being asserted, (ii) the nature of the misrepresentation, breach of warranty, breach of covenant, breach of agreement or other claim permitted by this Agreement and (iii) if possible, a good faith estimate of the amount of Losses or Taxes asserted thereunder. The Indemnitee will enclose with the Notice of Third Party Claim a copy of all papers served with respect to such Third Party Claim, if any, and any other documents evidencing such Third Party Claim.

(b)                                 The Representative will have thirty (30) days from the date on which the Representative received the Notice of Third Party Claim to notify the Indemnitee that the Representative desires to assume the defense or prosecution of such Third Party Claim on behalf of the Indemnifying Parties and any litigation resulting therefrom with counsel of the Representative’s choice and at the sole cost and expense of the Indemnifying Parties (a “Third Party Defense”); provided that if it is finally determined that the Indemnitee is entitled to indemnification under this Agreement with respect to the matter in question, all reasonable costs and expenses incurred by the Indemnitee prior to the assumption by the Representative (on behalf of the Indemnifying Parties) of the defense or prosecution of such Third Party Claim shall be included as Losses. If the Representative assumes the Third Party Defense in accordance herewith, (i) the Indemnitee may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim but the Representative will control the investigation, defense and settlement thereof; provided, however, that if it is finally determined that the Indemnitee is entitled to indemnification under this Agreement with respect to the matter in question, the reasonable costs and expense of such separate counsel will be included as Losses if (A) legal counsel has advised the Indemnitee that an actual conflict of interest makes representation by the same counsel or the counsel selected by the Representative inappropriate or (B) the Representative shall have authorized the fees, costs and expense of such separate counsel to be included as Losses, (ii) the Indemnitee will not file any papers or consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Representative, which consent shall not be unreasonably withheld, and

(iii) the Representative will not, without the prior written consent of the Indemnitee, consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim if the judgment or settlement does not release the Indemnitee from all liabilities and obligations with respect to such Third Party Claim or the judgment or settlement imposes injunctive or other equitable relief against the Indemnitee or admits any liability by Indemnitee in connection therewith. The parties will act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims. The parties will also cooperate in any such defense and give each other reasonable access to all information relevant thereto.

(c)                                  The Indemnitees will use commercially reasonable efforts (including, if requested by the Representative, by pursuing a claim against Primrose under the Primrose Agreement) to minimize Losses; provided that, if it is finally determined that the Indemnitee incurred a Loss or Tax with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to this Agreement, the reasonable costs and expenses of such mitigation efforts shall be included as Losses; provided, further, if the Indemnitees are requested by the Representative to pursue claims against Primrose, the Indemnitees shall be entitled to reimbursement from the Escrow Funds of all reasonable costs and expenses of such efforts up to $1,500,000 without any requirement of a final determination that the Indemnitee incurred an indemnifiable Loss hereunder with respect to the matter in question.

(d)                                 If the Representative does not assume the Third Party Defense within thirty (30) days of receipt of the Notice of Third Party Claim, the Indemnitee will be entitled to assume the Third Party Defense, at its sole cost and expense (provided that, if it is finally determined that the Indemnitee incurred a Loss with respect to the matter in question for which the Indemnitee is entitled to indemnification pursuant to this Agreement, such reasonable costs and expenses shall be included as Losses) upon delivery of notice to such effect to the Representative; provided that (i) the Representative will have the right to participate in the Third Party Defense (on behalf of, and at the sole cost and expense of, the Indemnifying Parties) but the Indemnitee will control the investigation, defense and settlement thereof and (ii) the Indemnifying Parties will not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Representative’s prior written consent, which consent shall not be unreasonably withheld.

(e)                                  Notwithstanding anything else to the contrary in this Agreement, if any Taxing Authority or other person asserts a Tax claim against a Security Capital Company or the Buyer, then the Buyer shall promptly provide written notice thereof to the Representative. Such notice will specify in reasonable detail the basis for such Tax claim and will include a copy of any relevant correspondence received from the Taxing Authority or other person. If the Tax claim relates to a U.S. federal consolidated income Tax return of the Buyer, then the Buyer will control such contest; provided that the Buyer will permit the Representative to participate in the defense of such Tax claim, to the extent such defense relates to a matter for which an Indemnitee is seeking indemnification under this Agreement, and the Buyer will not settle nor permit to be settled any such claim to the extent such settlement relates to a matter for which an Indemnitee is seeking indemnification under this Agreement without the Representative’s prior written consent, which consent shall not be unreasonably withheld. If the Tax claim does not relate to a U.S. federal consolidated income Tax return of the Buyer, then the indemnification procedures for Third Party Claims set forth in this Section 3.3 shall apply, subject to the conditions set forth in this Section 3.3(e). With respect to any Third Party Claim relating to Taxes, if the Representative does not assume the Third Party Defense within thirty (30) days of receipt of the Notice of Third Party Claim, the Indemnitee will be entitled to assume the Third Party Defense and shall be entitled to reimbursement from the Escrow Funds of all Tax Expenses in connection with such defense without any requirement of a final determination that the Indemnitee incurred an indemnifiable Tax hereunder with respect to the matter in question, upon delivery of written notice to such effect to the Representative; provided that (i) the Representative will have the right to participate in the Third Party Defense (on behalf of, and at the sole cost and expense of, the Indemnifying Parties) but the Indemnitee will control the investigation, defense and settlement thereof and (ii) the Indemnifying Parties will not be obligated to indemnify the Indemnitee hereunder for any settlement entered into or any judgment that was consented to without the Representative’s prior written consent, which consent shall not be unreasonably withheld. The Representative shall not enter into any compromise or agree to settle any Tax claim pursuant to any audit or administrative or court proceeding which would adversely affect the Buyer (or any of its Affiliates) without the prior written consent of the Buyer, which consent shall not be unreasonably withheld.

SECTION 3.4                                              Indemnification Procedures for Non-Third Party Claims. The Indemnitee will notify the Representative in writing reasonably promptly of its discovery of any matter that is reasonably likely to lead to a claim under this Agreement (including a claim for a Special Indemnity) which does not involve a Third Party Claim (a “Notice of Non-Third Party Claim”, and together with a Notice of Third Party Claim, a “Notice of Claim”), such Notice of Non-Third Party Claim to specify in reasonable detail (i) the basis on which indemnification is being asserted, (ii) the nature of the misrepresentation, breach of warranty, breach of covenant, breach of agreement or other claim to which each such item is related and (iii) if possible, a good faith estimate of the amount of Losses and/or Taxes asserted therein. Failure or delay in notifying the Representative will not relieve the Indemnifying Parties of any Liability they may have to the Indemnitee, except and only to the extent that such failure or delay causes actual harm to the Indemnifying Parties with respect to such Non-Third Party Claim. The Indemnitee will reasonably cooperate and assist the Representative in determining the validity of any claim for indemnity by the Indemnitee and in otherwise resolving such matters. Such assistance and cooperation will include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

SECTION 3.5                                              Calculation of Indemnity Payments.

(a)                                  The Indemnitee agrees to use its commercially reasonable efforts to pursue and collect on any recovery available under any insurance policies or from any other Person alleged to be responsible for any Losses or Taxes; provided that the Indemnifying Parties agree that the Indemnitee will have no obligation beyond any contained in the Merger Agreement to maintain any specific insurance. The amount of Losses or Taxes payable under this Article III by the Indemnifying Parties will be reduced by any and all amounts recovered by the Indemnitee under applicable insurance policies or from any other Person alleged to be responsible therefor and increased by any reasonable costs of the Indemnitee in pursuing and collecting on any such recovery.

(b)                                 The amount of Losses or Taxes incurred by an Indemnitee will be reduced to take account of any net Tax benefit actually realized by the Indemnitee arising from the incurrence or payment of any such indemnified amount, and any amount of Losses or Taxes incurred by an Indemnitee will be increased to take account of any net Tax cost actually incurred by the Indemnitee arising from receipt or accrual of such amount.

(c)                                  The Buyer and the Indemnifying Parties agree to treat any indemnification payment hereunder as an adjustment to the Merger Consideration or an adjustment to the Per Share Payment (as defined in the WC Minority Purchase Agreement), as applicable.

SECTION 3.6                                              Effect of Investigation. Except in the case of fraud, the Indemnitees will have no claim or right to indemnification pursuant to this Agreement or otherwise, and none of the Indemnifying Parties will have or be subject to any Liability, with respect to any information, documents or materials furnished or made available by or on behalf of the Company or its Subsidiaries to the Buyer or its advisors in certain “data rooms”, management presentations or any other form in contemplation of the transactions contemplated by the Merger Agreement other than to the extent (and solely to such extent) that such information, documents or materials are the specific subject of a representation or warranty contained in the Merger Agreement or the other Transaction Documents and the Indemnifying Parties shall not be deemed to make any additional representation or warranties in relation to such information, documents or other materials which are not specifically contained in the Merger Agreement or the other Transaction Documents. Subject to Section 3.2(c)(i), any investigation or other examination that may have been made or may be made at any time by or on behalf of the Indemnitees shall not limit, diminish or in any way affect or be deemed to modify the representations, warranties and covenants in the Merger Agreement and other Transaction Documents, and the Indemnitees may rely on the representations, warranties and covenants in the Merger Agreement, and any schedule, exhibit or certificate in respect thereto, irrespective of any information obtained by them by any investigation, examination or otherwise.

SECTION 3.7                                              Certain Tax Matters.

(a)                                  Any Tax Return of or which includes a Security Capital Company (other than just a Primrose Company) which is required to be filed by the Company after the Closing Date, but which covers any portion of a Straddle Period or a Pre-Closing Period for which the Indemnified Parties have any responsibility under Section 3.2(d) hereof, shall be prepared by the Company in a manner consistent with past practices of the Company or the relevant subsidiary of the Company unless the Representative consents otherwise (which consent shall not be unreasonably withheld or delayed) and shall be furnished in draft form, along with related work papers, to the Representative at least twenty (20) Business Days prior to the due date therefore, including extensions. The Representative shall have until ten (10) Business Days before the due date for such Tax Return, as extended, to provide comments in writing, and the Buyer shall cause Security Capital to reflect any reasonable comments of the Representative that bear on the amount of Tax for which the Indemnified Parties may be responsible under Section 3.2(d) or Exhibit B hereof. The Buyer shall cause such Security Capital Company to timely file all such Tax Returns and pay the Taxes shown as due thereon.

(b)                                 (i)                                   The Buyer agrees to cause Security Capital to treat the Primrose Dividend as a distribution to Company Stockholders governed by Section 301 of the Code for all income tax purposes, and shall not take any action inconsistent therewith, except to the extent contrary to any Tax Law.

(ii)                                  The Buyer agrees to cause Security Capital to treat the Primrose Dividend as made out of the earnings and profits, within the meaning of Section 316(a) of the Code, of Security Capital to the extent provided in the Tax Law and shall not take any action inconsistent therewith.

(iii)                               Solely for purposes of (A) Section (g) of Exhibit B hereto, and (B) determining whether and to what extent the Indemnifying Parties have an indemnity obligation under Section 3.2(d) hereunder, the Buyer and the Indemnifying Parties agree that, in determining the amount of U.S. federal and state tax deductions resulting from the exercise of Company Stock Options prior to or in connection with the Closing, it shall be assumed that the deductions resulting from the exercise of Company Stock Options by Stephen Brown is not, and will not be, subject to restriction or limitation under Section 280G of the Code or any similar provision of state law, regardless of whether for Tax reporting purposes, such provisions apply to such deductions.

ARTICLE IV
REPRESENTATIVE

SECTION 4.1                                              Representative.

(a)                                  Each Indemnifying Party irrevocably appoints Capital Partners, Inc. (the “Representative”) with power of designation and assignment as his or her true and lawful attorney-in-fact and agent with full power of substitution, to act solely and exclusively on behalf of, and in the name of, such Indemnifying Party with the full power, without the consent of such Indemnifying Party, to exercise as the Representative in its sole discretion deems appropriate, the powers which such Indemnifying Party could exercise under the provisions of this Agreement or the Escrow Agreement and to take all actions necessary or appropriate in the judgment of the Representative in connection with this Agreement and the Escrow Agreement. The Indemnitees will be entitled to rely exclusively upon such notices and other acts of the Representative as being binding acts of the Indemnifying Parties. Notwithstanding the foregoing, the Representative hereby agrees to consult with Stephen Brown, Jonathan R. Wagner and Richard T. Kurth prior to taking any material action under this Agreement or the Escrow Agreement.

(b)                                 Each Indemnifying Party acknowledges and agrees that the Representative will not be liable to the Indemnifying Parties for any act done or omitted hereunder as the Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. The Indemnifying Parties will jointly and severally indemnify the Representative and hold it harmless against any Losses incurred without gross negligence or bad faith on the part of the Representative and arising out of or in connection with the acceptance or administration of its duties under this Agreement and the Escrow Agreement. Subject to Section 4.1(d), the Buyer

and the Indemnifying Parties acknowledge that the Representative will be entitled to recover such Losses from the Escrow Funds.

(c)                                  The Indemnifying Parties will reimburse the Representative for their pro rata share (based upon the portion of the Escrow Funds attributable to the consideration that would otherwise have been paid to such Indemnifying Party under the Merger Agreement or the WC Minority Purchase Agreement, as applicable), of any out-of-pocket, independent, third-party fees and expenses (including fees and expenses of counsel, accountants and other advisors) incurred by the Representative that arise out of or are in connection with the acceptance or administration of the Representative’s duties under this Agreement and the Escrow Agreement and the Indemnifying Parties acknowledge and agree that such reimbursement shall not be limited to the amounts held in the Escrow Funds. Subject to Section 4.1(d), the Buyer and the Indemnifying Parties acknowledge that the Representative will be entitled to recover such fees and expenses from the Escrow Funds.

(d)                                 Notwithstanding anything in this Agreement to the contrary, the following provisions shall apply to the Representative’s recovery of any amounts from the Escrow Funds pursuant to any provision hereunder: (i) if such amounts are related to or arise out of disputes between the Representative (on behalf of the Indemnifying Parties) and the Indemnitees as to the validity of a claim for any indemnification under this Agreement, the Representative shall be entitled to recover a maximum of $250,000, in the aggregate, from the Escrow Funds in relation to all such disputes; (ii) if such amounts are related to or arise out of Third Party Claims, the Representative (on behalf of the Indemnifying Parties) shall be entitled to recover a maximum of $1,500,000, in the aggregate, from the Escrow Funds in relation to all such Third Party Claims; and (iii) the Representative shall be entitled to recover any additional amounts that were otherwise subject to the limitations set forth in clause (i) or (ii) of this Section only from the portion of any Escrow Funds which are to be released to the Specified Company Holders and the WC Minority Holders in accordance with the terms and conditions of the Escrow Agreement at a time that is immediately prior to such release.

ARTICLE V
MISCELLANEOUS

SECTION 5.1                                              Termination of Agreement. This Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms. Following the Closing, this Agreement will automatically terminate upon the termination of the Escrow Agreement in accordance with its terms. In the event of termination of this Agreement, this Agreement will forthwith become void and have no effect, without any Liability on the part of any party hereto.

SECTION 5.2                                              Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized, in the case of the Buyer, by its board of directors, and in the case of the Indemnifying Parties or the Representative, by the Representative; provided that no such amendment shall have an adverse impact on any of the WC Minority Holders or impose any personal liability on any of the WC Minority Holders without the approval of WC Minority Holders who, as of the date hereof, own a majority of the number of fully diluted shares of WC Holdings common stock held in the aggregate by the WC Minority Holders. This Agreement may not be amended except by an instrument in writing signed on behalf of the Buyer and the Representative.

SECTION 5.3                                              Waiver. At any time, the Buyer may waive compliance with any of the agreements or covenants of the Indemnifying Parties or the Representative under this Agreement. Any agreement on the part of the Buyer to any such waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Buyer by its duly authorized officer. At any time, the Representative may (on behalf of itself and the Indemnifying Parties) waive compliance with any of the agreements or covenants of the Buyer under this Agreement; provided that no such waiver shall have an adverse impact on any of the WC Minority Holders or impose any personal liability on any of the WC Minority Holders without the approval of WC Minority Holders who, as of the date hereof, own a majority of the number of fully diluted shares of WC Holdings common stock held in the aggregate by the WC Minority Holders. Any agreement on the part of the Representative (on behalf of itself and the Indemnifying Parties) to any such waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Representative by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 5.4                                              Press Releases and Public Announcement. In connection with any proposed press release or public announcement, (a) the Buyer will not issue any press release or make any public announcement relating to this Agreement or the transactions contemplated by this Agreement without the prior written approval of the Representative and (b) neither the Representative nor the Indemnifying Parties will issue any press release or make any public announcement relating to this Agreement or the other transactions contemplated by this Agreement without the prior written approval of the Buyer; provided, that the Representative or the Buyer may issue any such press release or make such public announcement it believes in good faith is required to be made by applicable Law or any applicable rule or regulation promulgated by any applicable national securities exchange after consultation with legal counsel, in which case the disclosing party will advise and consult with the other party regarding any such press release or other announcement prior to making any such disclosure.

SECTION 5.5                                              No Third-Party Beneficiaries. Except with respect to the Indemnitees, which are intended third party beneficiaries of this Agreement, this Agreement will not confer any rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

SECTION 5.6                                              Entire Agreement. This Agreement (together with the Schedules and Exhibits hereto) constitutes the entire agreement among the parties hereto and supersedes any prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they related in any way to the subject matter hereof.

SECTION 5.7                                              Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the parties named herein and their respective successors and permitted assigns. No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder; provided that the Representative will be entitled to assign its rights, interests or obligations hereunder in accordance with Section 4.1.

SECTION 5.8                                              Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 5.9                                              Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed (by registered or certified mail, postage prepaid, return receipt requested) or delivered by reputable overnight courier, fee prepaid, to the parties hereto at the following addresses or facsimile numbers:

If to any Indemnifying Party or the Representative, to:

Capital Partners, Inc.
Eight Greenwich Office Park, Third Floor
Greenwich, Connecticut  06831
Facsimile:                                            (203) 625-0423
Attention:                                         Brian D. Fitzgerald

President

with copies to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York  10178-0060
Facsimile:                                            (212) 309-6001
Attention:                                         Christopher T. Jensen, Esq. and

George G. Yearsich, Esq.

and

Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, DE 19801
Facsimile:                                            (302) 498-7748
Attention:                                         Srinivas M. Raju, Esq.

If to the Buyer, to:

Sedgwick CMS Holdings, Inc.
c/o Fidelity National Financial, Inc.

601 Riverside Avenue
Jacksonville, Florida 32204
Facsimile:                                            (904) 357-1026
Attention:                                         Christopher A. Rose, Senior Vice President

with copies to:

LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, New York 10019
Facsimile:                                            (212) 424-8500
Attention:                                         Robert S. Rachofsky, Esq. and

Gary D. Boss, Esq.

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner set forth herein.

SECTION 5.10                                        Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

SECTION 5.11                                        Consent to Jurisdiction and Service of Process. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF DELAWARE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO

IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 5.12                                        Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 5.13                                        Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

SECTION 5.14                                        Incorporation of Schedules and Exhibits. The Schedules and Exhibits identified in this Agreement are incorporated herein by reference and made a part hereof.

SECTION 5.15                                        Limited Recourse. Notwithstanding anything in this Agreement to the  contrary, the obligations and Liabilities of the parties hereunder will be without recourse to any stockholder of such party or any of such stockholder’s Affiliates (other than such party), or any of their respective Representatives or agents (in each case, in their capacity as such).

SECTION 5.16                                        Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile will be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 5.17                                        Waiver of Jury Trial. Each of the parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.17.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

BUYER:		REPRESENTATIVE:

SEDGWICK CMS HOLDINGS, INC.		CAPITAL PARTNERS, INC.

By:	/s/ Paul J. Posey	By:	/s/ Brian D. Fitzgerald
Name: Paul J. Posey		Name: Brian D. Fitzgerald
Title: Secretary		Title: President

SPECIFIED COMPANY HOLDERS:

	CP ACQUISITION, L.P. NO. 1		FGS, INC.
By:	Capital Partners, Inc.,
its general partner

By:	/s/ Brian D. Fitzgerald	By:	/s/ Brian D. Fitzgerald
	Name: Brian D. Fitzgerald		Name: Brian D. Fitzgerald
	Title: President		Title: President

	/s/ Brian D. Fitzgerald		/s/ A. George Gebauer
	Brian D. Fitzgerald		A. George Gebauer

	/s/ Samuel B. Fortenbaugh III		/s/ John H. F. Haskell, Jr.
	Samuel B. Fortenbaugh III		John H. F. Haskell, Jr.

	/s/ Edward W. Kelley, Jr.		/s/ M. Paul Kelly
	Edward W. Kelley, Jr.		M. Paul Kelly

	/s/ Robert M. Williams, Sr.		/s/ William R. Schlueter
	Robert M. Williams, Sr.		William R. Schlueter

/s/ Stephen Brown
Stephen Brown

WC MINORITY HOLDERS:

/s/ Peter Barr	/s/ Robert J. Bossart
Peter Barr	Robert J. Bossart

/s/ Terri Case	/s/ Steve Cochran
Terri Case	Steve Cochran

/s/ Paul Collins	/s/ Randy E. Jones
Paul Collins	Randy E. Jones

/s/ Richard T. Kurth	/s/ Paul A. Miller
Richard T. Kurth	Paul A. Miller

/s/ Frank Pagnatta	/s/ Robert Rissmeyer
Frank Pagnatta	Robert Rissmeyer

/s/ Daniel R. Sullivan	/s/ Jonathan R. Wagner
Daniel R. Sullivan	Jonathan R. Wagner

Schedule A

Specified Company Holders

1.                                       CP Acquisition, L.P. No. 1

2.                                     FGS, Inc.

3.                                     Brian D. Fitzgerald

4.                                     A. George Gebauer

5.                                       Samuel B. Fortenbaugh III

6.                                       John H. F. Haskell, Jr.

7.                                       Edward W. Kelley, Jr.

8.                                       M. Paul Kelly

9.                                       Robert M. Williams, Sr.

10.                                 William R. Schlueter

11.                                 Stephen Brown

Schedule B

WC Minority Holders

1. Peter Barr

2. Robert J. Bossart

3. Terri Case

4. Steve Cochran

5. Paul Collins

6. Randy E. Jones

7. Richard T. Kurth

8. Paul A. Miller

9. Frank Pagnatta

10. Robert Rissmeyer

11. Daniel R. Sullivan

12. Jonathan R. Wagner

Exhibit A

1.                                     Any Losses (other than costs relating to any remediation or compliance programs), arising in connection with any suit, proceeding, investigation or other action brought by any Governmental Entity or any other Person alleging the unauthorized practice of law by the Company or any of its Subsidiaries as the result of any conduct occurring prior to the Closing; provided that Losses arising from the matter captioned Cleveland Bar Assoc. v. CompManagement, Inc., before the Board on the Unauthorized Practice of Law of the Supreme Court of Ohio, shall be solely governed by Section 2 of this Exhibit A.

2.                                       Any Losses (other than costs relating to any remediation or compliance programs), arising in connection with the matter captioned Cleveland Bar Assoc. v. CompManagement, Inc., before the Board on the Unauthorized Practice of Law of the Supreme Court of Ohio; provided that Losses arising out of the defense of such matter (as opposed to any amounts payable as penalties or fines or to settle such matter) shall only be deemed Losses to the extent that the amount of such Losses exceeds $132,000 per year.

3.                                     Any Losses, whether arising in connection with any matters occurring before or after the Closing, which result, arise out of, are imposed upon or are incurred, sustained or suffered, at any time by the Indemnitees in connection with, or otherwise with respect to, the Primrose Companies, including as a result of the Primrose Agreement; provided that Taxes arising out of the transactions contemplated by the Primrose Agreement shall be solely governed by Exhibit B.

4.                                       In the event that the Final Adjustment Amount is a positive number, the Representative and the Buyer will cause the Escrow Agent to release to the Buyer from the Escrow Funds an amount equal to the Final Adjustment Amount. In the event that the Final Adjustment Amount is a negative number, then the Adjustment Deductible will be deemed to be equal to the absolute value of the Final Adjustment Amount.

Exhibit B

1.                                       Not later than 30 days after the Closing, the Representative will deliver to the Buyer a statement (the “Primrose Tax Statement”) setting forth the Representative’s updated good faith estimate of the Primrose Tax Amount as of such date (the “Primrose Updated Tax Amount”). The Primrose Tax Statement will (i) be prepared in accordance with the Principles, (ii) include in detail the amounts underlying the calculation of the Primrose Updated Tax Amount (including the Final Election Allocations together with a workpaper detailing the difference between the Estimated Election Allocations and the Final Election Allocations) and (iii) include the specific underlying differences between the calculation of the Primrose Baseline Tax Amount and the Primrose Updated Tax Amount.

2.                                       At the Buyer’s request, from the date of this Agreement until the final determination of the Primrose Updated Tax Amount in accordance with this Exhibit B, the Company will provide the Buyer with any information reasonably requested by the Buyer that is relevant to the calculation of the Primrose Updated Tax Amount. At the Representative’s request, from the Closing Date until the final determination of the Primrose Updated Tax Amount in accordance with this Exhibit B, the Company will provide (and the Buyer will cause the Company to provide) the Representative with any information reasonably requested by the Representative that is relevant to the calculation of the Primrose Updated Tax Amount.

3.                                       The Buyer will have until the twelve (12) month anniversary of the Closing to review the Primrose Tax Statement (the “Review Period”). If the Buyer disagrees with the Representative’s computation of the Primrose Updated Tax Amount set forth on the Primrose Tax Statement, the Buyer may, on or prior to the last day of the Review Period, deliver a written notice to the Representative (the “Notice of Objection”), which sets forth its specific objections to the Representative’s calculation of the Primrose Updated Tax Amount; provided, that the Notice of Objection will include only objections based on (i) non-compliance with the Principles and (ii) mathematical errors in the computation of the Primrose Updated Tax Amount. Any Notice of Objection will specify those items or amounts with which the Buyer disagrees, together with a reasonably detailed written explanation of the reasons for disagreement with each such item or amount, and will set forth the Buyer’s calculation of the Primrose Updated Tax Amount (including, in detail, the amounts underlying such calculation). To the extent not set forth in the Notice of Objection, the Buyer will be deemed to have agreed with the Company’s calculation of all other items and amounts contained in the Primrose Tax Statement.

4.                                       Unless the Buyer delivers the Notice of Objection to the Representative within the Review Period, the Buyer will be deemed to have accepted the Representative’s calculation of the Primrose Updated Tax Amount, and the Primrose Updated Tax Amount will be deemed to be the Primrose Final Tax Amount. If the Buyer delivers the Notice of Objection to the Representative within the Review Period, the Buyer and the Representative will refer their disagreements to the Independent Accountant, who will be instructed to review this Exhibit B and to determine, solely with respect to the disputed items and amounts so submitted, whether and to what extent, if any, the Primrose Updated Tax Amount set forth in the Primrose Tax Statement requires adjustment. The Independent Accountant will base its determination solely on written submissions by the Buyer and the Representative and not on an independent review.

The Buyer and the Representative will make (and the Buyer will cause the Company to make) available to the Independent Accountant all relevant books and records and other items reasonably requested by the Independent Accountant. As promptly as practicable the Independent Accountant will deliver to the Buyer and the Representative a report that sets forth its resolution of the disputed items and amounts and its calculation of the Primrose Final Tax Amount; provided, that in no event will the Primrose Final Tax Amount as determined by the Independent Accountant be less than the Representative’s calculation of the Primrose Updated Tax Amount set forth in the Primrose Tax Statement nor more than the Buyer’s calculation of the Primrose Updated Tax Amount set forth in the Notice of Objection. The decision of the Independent Accountant will be final, conclusive and binding. Fifty percent of the costs and expenses of the Independent Accountant will be paid by the Buyer and fifty percent of the costs and expenses of the Independent Accountant will be paid from the Escrow Funds.

5.                                       In the event that the Primrose Final Tax Amount is greater than the Primrose Baseline Tax Amount, the Representative and the Buyer will cause the Escrow Agent to release to the Buyer from the Escrow Funds an amount equal to the amount by which the Primrose Final Tax Amount is greater than the Primrose Baseline Tax Amount. In the event that the Primrose Final Tax Amount is less than the Primrose Baseline Tax Amount, then the Primrose Tax Deductible will be deemed to be equal to the amount by which the Primrose Baseline Tax Amount is greater than the Primrose Final Tax Amount. After final determination of the Primrose Final Tax Amount and the release of funds (if any) by the Escrow Agent in accordance with this section, the Buyer and the other Indemnitees will have no further right to make any claims against the Indemnifying Parties in respect of the Primrose Tax Amount.

6.                                       The principles, methodologies, policies and assumptions set forth in this Section 6 of Exhibit B will be used in the computation of the Primrose Final Tax Amount pursuant to this Agreement (the “Principles”):

(a)                                  The Primrose Final Tax Amount will be an amount equal to 36.9719% of the gain from the deemed sale of the assets of Primrose and its Subsidiaries, determined under the rules contained in Section 338(h)(10) of the Code and the Treasury Regulations thereunder.

(b)                                 The “Aggregate Deemed Sales Price” will be equal to the sum of (i) the grossed-up amount realized by the Company on the sale of Primrose pursuant to the Primrose Agreement as computed pursuant to Treasury Regulation Section 1.338-4(b), and (ii) Primrose’s liabilities as computed pursuant to Treasury Regulation Section 1.338-4(d).

(c)                                  The Representative will determine the Aggregate Deemed Sales Price for each asset as of the beginning of the day after the closing date of the sale of Primrose pursuant to the Primrose Agreement, based upon the amounts determined in the Final Election Allocations; provided that the Representative shall be entitled to make adjustments to the Aggregate Deemed Sales Price in accordance with Section 6(g) of this Exhibit B.

(d)                                 Within 30 days after the Closing Date, the Representative will provide to the Buyer a balance sheet, as of the beginning of the day after the closing date of the sale of

Primrose pursuant to the Primrose Agreement, showing the Tax basis of each of the assets of Primrose and its Subsidiaries (the “Primrose Tax Balance Sheet”).

(e)                                  The Representative will compute gain or loss on each asset as the difference between the Aggregate Deemed Sales Price as determined under clause (c) above allocated to that asset, which allocation is governed by the rules of Treasury Regulation Section 1.338-6 and the Tax basis in each asset as determined in clause (d) above and as shown on the Primrose Tax Balance Sheet, subject to clause (f) below and the Buyer’s rights to object to the Representative’s computations pursuant to this Agreement.

(f)                                    For the purposes of this Exhibit B, noncompliance with the Principles shall mean: (i) the failure to calculate the Aggregate Deemed Sales Price in accordance with Section 338 of the Code, the regulations thereunder and the other relevant general principles of Tax Law, (ii) the failure of the amount on the Primrose Tax Balance Sheet to reflect the actual Tax basis of an asset as of the beginning of the day after the closing date of the sale of Primrose pursuant to the Primrose Agreement and (iii) the failure of the rate set forth in Section 6(a) of this Exhibit B to reflect the combined federal and state income tax rate applicable to the transactions contemplated by the Primrose Agreement; provided, however, that for all purposes of this Exhibit B the parties hereto agree that (A) the income from the sale of the Primrose Companies resulting from the elections under Section 338(h)(10) of the Code with respect to these entities is for Georgia income tax purposes business (apportionable) income, and (B) the numerator and denominator of the gross receipts factor of the Georgia apportionment formula shall be calculated excluding proceeds/gain realized in the transaction. General principles of Tax Law shall apply in determining the timing and amount of the elements of the Aggregate Deemed Sales Price.

(g)                                 Notwithstanding the foregoing, for purposes of determining the Aggregate Deemed Sales Price, the Representative and the Buyer shall apply against the Aggregate Deemed Sales Price the U.S. federal and state income tax deductions resulting from (i) the stay pay bonuses paid in connection with the Primrose Agreement, (ii) the amounts paid in connection with the cancellation of stock options of the Primrose Companies in connection with the Primrose Agreement and (iii) the exercise of Company Stock Options prior to or in connection with the Closing.

Exhibit C

ESCROW AGREEMENT

ESCROW AGREEMENT, dated as of ______ __, 2006, (this “Agreement”), by and among Sedgwick CMS Holdings, Inc., a Delaware corporation (the “Buyer”), Capital Partners, Inc., a Connecticut corporation, as the representative of the Indemnifying Parties (the “Representative”, and together with the Buyer, collectively referred to as the “Escrow Parties”), and JPMorgan Chase Bank, N.A., a National Banking Association, as escrow agent (the “Escrow Agent”).

WHEREAS, the Buyer, the parties set forth on Schedule I hereto under the heading “WC Minority Holders” (the “WC Minority Holders”), the parties set forth on Schedule I hereto under the heading “Specified Company Holders” (the “Specified Company Holders”, and together with the WC Minority Holders, the “Indemnifying Parties”) and the Representative have entered into an Indemnification Agreement, dated as of June 12, 2006 (the “Indemnification Agreement”); and

WHEREAS, in accordance with Section 2.1 of the Indemnification Agreement, the Buyer will deposit with the Escrow Agent on the date hereof an amount equal to $10,880,656.16 in immediately available funds (the “Company Escrow Funds”) and Security Capital Corporation, a Delaware corporation (the “Company”), will deposit with the Escrow Agent on the date hereof an amount equal to $2,121,703.68 in immediately available funds (the “WC Holdings Escrow Funds”, and together with the Company Escrow Funds, the “Escrow Funds”); and

WHEREAS, the Escrow Parties desire that the Escrow Agent receive, hold and dispose of the Escrow Funds in accordance with the terms, conditions and provisions of this Agreement, and the Escrow Agent desires to do so.

NOW THEREFORE, in consideration of the representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.    Appointment and Agreement of Escrow Agent; Identifying Information; Delivery of Escrow; Investment of Escrow.

       (a)           The Escrow Parties hereby jointly appoint the Escrow Agent to serve hereunder and the Escrow Agent hereby accepts such appointment and agrees to perform all duties that are expressly set forth in this Agreement to be performed by it. Notwithstanding anything herein to the contrary, the Buyer and the Representative may jointly direct the Escrow Agent, in writing, to perform any action contemplated herein, and upon receipt of such joint written direction, the Escrow Agent shall comply with the joint written direction.

       (b)           The Escrow Parties acknowledge that, to help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account.

       (c)           The Escrow Agent hereby acknowledges receipt from the Buyer of $10,880,656.16 and receipt from the Company (or the Buyer on behalf of the Company) of $2,121,703.68. The Escrow Agent shall establish at its offices located at 4 New York Plaza, 21st Floor, New York, New York 10004 an interest-bearing escrow account (the “Escrow Account”) in which it shall hold the cash delivered by the Buyer and the Company. The Escrow Agent agrees to hold and dispose of the Escrow Funds, and to act as Escrow Agent, in accordance with all the terms, conditions and provisions of this Agreement. The Escrow Agent in its capacity as escrow agent hereunder shall not have any liability for any loss sustained as a result of any investment made pursuant hereto except for such losses that may result from its own gross negligence, bad faith, willful misconduct or violation of applicable law.

       (d)           During the term of this Agreement, the Escrow Funds shall be invested and reinvested by the Escrow Agent in any of the following investments (collectively, “Permitted Investments”), in each case, at the joint written direction of the Representative and the Buyer (provided that if such parties do not agree on such Permitted Investments, then the Escrow Funds shall be invested in the instruments described in (i) below):

                       (i)            JPMorgan Money Market Account;

       (ii)           A money market mutual fund, including without limitation a JPMorgan money market mutual fund or any other mutual fund for which the Escrow Agent or any affiliate of the Escrow Agent serves as investment manager, administrator, shareholder servicing agent and/or custodian or subcustodian, notwithstanding that (x) the Escrow Agent or an affiliate of the Escrow Agent receives fees from such funds for services rendered, (y) the Escrow Agent charges and collects fees for services rendered pursuant to this Escrow Agreement, which fees are separate from the fees received from such funds, and (z) services performed for such funds and pursuant to this Escrow Agreement may at times duplicate those provided to such funds by the Escrow Agent or its affiliates; or

       (iii)          any other investment that is mutually approved in writing by the Representative and the Buyer and agreeable to the Escrow Agent.

Monthly statements shall be provided to the Escrow Parties reflecting transactions executed on behalf of and related to the Escrow Funds. The Escrow Agent shall have a right to liquidate any investments held in order to provide funds necessary to make required payments under this Agreement. The Escrow Agent shall not be liable for any liquidation of any investment prior to its maturity or for the failure of the parties to give the Escrow Agent instructions to invest or reinvest the Escrow Funds. In the event that no investment instructions are given, Escrow Funds shall be invested in a JPMorgan Money Market Account.

2.    Interest. Upon distribution of all or any portion of the Escrow Funds in accordance with this Agreement, the Escrow Agent shall pay from the Escrow Account to the Person(s) receiving such distribution all of the interest earned on the portion of the Escrow Funds being distributed net of previous distributions to the Indemnifying Parties relating to taxes in respect of such interest (and if cash for the distribution of such interest is not available, the Escrow Agent shall liquidate such investments of the Escrow Account as are necessary to make such payment). All interest and any other income, gains or losses earned or incurred by the Escrow Funds shall be treated for all tax purposes as earned by the Indemnifying Parties and shall be reported as such by the Indemnifying Parties. The Indemnifying Parties shall be entitled to withdraw from time to time from the Escrow Fund (taking into account estimated and final tax payment obligations) an amount equal to the cumulative interest and other income earned by the Escrow Fund through the date of withdrawal multiplied by 40% (less amounts previously withdrawn pursuant to this sentence), and the Buyer and the Representative shall jointly, in writing, instruct the Escrow Agent of any such withdrawal. In addition, the Escrow Agent or the Indemnifying Parties, as the case may be, shall withhold any taxes they deem appropriate and shall remit such taxes to the appropriate authorities. To the extent that amounts are so withheld, they shall be treated as having been paid to the relevant Escrow Party. Simultaneous with the execution of this Agreement, each of the Buyer and the Indemnifying Parties shall provide the Escrow Agent with a fully executed IRS Form W-8 or IRS Form W-9, as appropriate, which shall include such person’s TIN.

3.    Release of Escrow. The Escrow Agent shall not release any of the Escrow Funds, except in accordance with and subject to the terms and conditions in this Section 3:

       (a)           Instruction Certificate. Concurrently with or promptly following the delivery of a notice of claim by an Indemnitee (as defined in the Indemnification Agreement) under the Indemnification Agreement (a “Notice of Claim”), the Buyer shall execute and deliver to the Escrow Agent a certificate in substantially the form of Annex I attached hereto (an “Instruction Certificate”). Any amount claimed to be owed by the Indemnifying Parties under an Instruction Certificate is referred to herein as an “Owed Amount”. No Instruction Certificates received by the Escrow Agent from the Buyer after 5:00 p.m., Eastern Standard Time, on [the twelve (12) month anniversary of the Closing], (the “Termination Date”) shall be valid.

       (b)           Payment. If the Escrow Agent (i) shall have received from the Buyer and the Representative a certificate substantially in the form of Annex II attached hereto (a “Release Certificate”) stating that the Buyer and the Representative have agreed that the Owed Amount (or a specified portion thereof) referred to in such Instruction Certificate is payable to the Indemnitee out of the Escrow Account or (ii) shall have received from the Buyer a copy of a final and nonappealable order of a Governmental Entity of competent jurisdiction (accompanied by a certificate of the Buyer substantially in the form of Annex III attached hereto (a “Resolution Certificate”)) stating that the Owed Amount (or a specified portion thereof) referred to in such Instruction Certificate is payable to an Indemnitee out of the Escrow Account, then the Escrow Agent shall, on the third Business Day following the Escrow Agent’s receipt of a Release Certificate or a Resolution Certificate, as the case may be, pay to the Buyer, on behalf of the Indemnitee, from the Escrow Funds, the Owed Amount or, if such Release Certificate or Resolution Certificate specifies that a lesser amount is payable from the Escrow Funds, such lesser amount. Notwithstanding the foregoing, the Escrow Agent shall give written notice to the Representative of its receipt of a Resolution Certificate not later than the second Business Day following receipt thereof, together with a copy of such Resolution Certificate.

       (c)           Cancellation Upon Payment. Upon receipt by the Escrow Agent of a Release Certificate or a Resolution Certificate and the payment by the Escrow Agent of the amount equal to the Owed Amount referred to therein (or such lesser amount as may be required to be paid in accordance with Section 3(b)), the related Instruction Certificate shall be deemed canceled.

       (d)           Cancellation by Mutual Consent. Upon the Representative’s and the Buyer’s mutual determination that the Indemnitee has no claim or has released its claim with respect to an Owed Amount referred to in an Instruction Certificate (or a specified portion thereof), the Representative and the Buyer shall promptly deliver to the Escrow Agent a certificate substantially in the form of Annex IV attached hereto (a “Mutual Cancellation Certificate”) canceling such Instruction Certificate or such specified portion thereof, as the case may be, and such Instruction Certificate (or portion thereof) shall thereupon be deemed canceled.

       (e)           Cancellation by Representative. Following the issuance of an final and nonappealable order of a Governmental Entity of competent jurisdiction the result of which is that none of the Owed Amount referred to in a Instruction Certificate shall be payable to the Indemnitee, the Representative may deliver to the Escrow Agent and the Buyer a copy of such order (accompanied by a certificate of the Representative substantially in the form of Annex V attached hereto (a “Representative Cancellation Certificate”)), and such Instruction Certificate shall be deemed to be canceled. The Escrow Agent shall give written notice to the Buyer of its receipt of a Representative Cancellation Certificate not later than the second Business Day following receipt thereof, together with a copy of such Representative Cancellation Certificate.

       (f)            Final Adjustment Amount. If the Escrow Agent shall have received from the Buyer and the Representative a certificate substantially in the form of Annex VI attached hereto (an “Adjustment Certificate”) stating that the Buyer and the Representative have agreed that the Final Adjustment Amount (as defined in the Indemnification Agreement) is a positive number, then the Escrow Agent shall, on the third Business Day following the Escrow Agent’s receipt of an Adjustment Certificate pay to the Buyer from the Escrow Funds, the amount set forth on the Adjustment Certificate as the Final Adjustment Amount.

       (g)           Release. On the Termination Date, the Escrow Agent shall, subject to Section 6(c), release to the Indemnifying Parties in accordance with Section 5(a) all Escrow Funds that remain in the Escrow Account less the sum of all Owed Amounts (together with interest earned on such Owed Amounts) that are designated in Instruction Certificates received by the Escrow Agent prior to 5:00 p.m., Eastern Standard Time, on the Termination Date, to the extent that the portions of such Instruction Certificates relating to such Owed Amounts have not been canceled in accordance with subsection (c), (d) or (e) of this Section 3. If at any time after the Termination Date the value of the Escrow Funds remaining in the Escrow Account exceeds the sum at that time of all Owed Amounts (together with interest earned on such Owed Amounts) that are designated in Instruction Certificates received by the Escrow Agent prior to 5:00 p.m., Eastern Standard Time, on the Termination Date (to the extent that the portions of such Instruction Certificates relating to such Owed Amounts have not been canceled in accordance with subsection (c), (d) or (e) of this Section 3), the

Escrow Agent shall promptly release to the Indemnifying Parties in accordance with Section 5(a) the amount of cash representing such excess. At such time, on or following the Termination Date, that all such Instruction Certificates received by the Escrow Agent prior to 5:00 p.m., Eastern Standard Time, on the Termination Date have been canceled in accordance with subsection (c), (d) or (e) of this Section 3, the Escrow Agent shall promptly reimburse the Representative for any amounts provided for in Section 4 and, following such reimbursement release to the Indemnifying Parties all Escrow Funds remaining in the Escrow Account in accordance with Section 5(a).

4.    Reimbursement of Representative Expenses. The following provisions shall apply to the Representative’s recovery of any amounts from the Escrow Funds pursuant to any provision of the Indemnification Agreement or this Agreement:

       (a)           If such amounts are related to or arise out of disputes between the Representative (on behalf of the Indemnifying Parties) and the Indemnitees as to the validity of a claim for any indemnification under the Indemnification Agreement (such amounts, “Dispute Expenses”), the Dispute Expenses shall be paid by the Escrow Agent to the Representative from the Escrow Funds on the third Business Day following the Escrow Agent’s receipt from the Representative of a certificate substantially in the form of Annex VII attached hereto (a “Dispute Reimbursement Certificate”); provided that, except as set forth in Section 4(c) of this Agreement, in no event shall the Representative be entitled to receive from the Escrow Funds an amount in excess of $250,000, in the aggregate, in relation to all Dispute Expenses. Notwithstanding the foregoing, the Escrow Agent shall give written notice to the Buyer of its receipt of a Dispute Reimbursement Certificate not later than the second Business Day following receipt thereof, together with a copy of such Dispute Reimbursement Certificate.

       (b)           If such amounts are related to or arise out of Third Party Claims (as defined in the Merger Agreement) (“Defense Expenses”), the Defense Expenses shall be paid by the Escrow Agent to the Representative from the Escrow Funds on the third Business Day following the Escrow Agent’s receipt from the Representative of a certificate substantially in the form of Annex VIII attached hereto (a “Defense Reimbursement Certificate”); provided that except as set forth in Section 4(c) of this Agreement, in no event shall the Representative be entitled to receive from the Escrow Funds an amount in excess of $1,500,000, in the aggregate, in relation to all Defense Expenses. Notwithstanding the foregoing, the Escrow Agent shall give written notice to the Buyer of its receipt of a Defense Reimbursement Certificate not later than the second Business Day following receipt thereof, together with a copy of such Defense Reimbursement Certificate.

       (c)           In the event that the Representative did not receive any Dispute Expenses or Defense Expenses from the Escrow Funds as a result of the limitations set forth in the provisos to Section 4(a) or Section 4(b), then immediately prior to the release of any Escrow Funds to the Indemnifying Parties pursuant to Section 3(g), the Escrow Agent shall pay to the Representative an amount equal to the aggregate amount of Dispute Expenses and Defense Expenses not previously paid to the Representative, which amounts will be set forth on the most recent Dispute Reimbursement Certificate or Defense Reimbursement Certificate, as applicable, delivered to the Escrow Agent.

5.    Payments.

       (a)           Any amount of cash to be paid to the Indemnifying Parties pursuant to this Agreement shall not be paid by the Escrow Agent until its receipt of a letter of instruction executed by the Representative (on behalf of the Specified Company Holders) and either

Jonathan R. Wagner or Richard T. Kurth (on behalf of the WC Minority Holders), which letter shall specify the amounts to be distributed to each of the Indemnifying Parties and wire instructions for such Indemnifying Parties.

       (b)           Any amount of cash to be paid to the Buyer, the Representative or the Escrow Agent pursuant to this Agreement shall be paid to such party pursuant to the instructions set forth for such party in Schedule II hereto or any further instructions given by such party in writing to the Escrow Agent.

6.    The Escrow Agent.

       (a)           The Escrow Agent shall have no duties or obligations hereunder except those specifically set forth herein and such duties and obligations shall be determined solely by the express provisions of this Agreement and no duties shall be implied. The Escrow Agent shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement. In connection with its duties hereunder, the Escrow Agent shall be protected in acting or refraining from acting upon any written notice, request, consent, certificate, order, affidavit, letter, telegram or other document furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or sent by the proper party or parties, and the Escrow Agent shall not be liable for anything it may do or refrain from doing in connection with its duties hereunder, except to the extent that a court of competent jurisdiction determines that the Escrow Agent’s gross negligence, bad faith, willful misconduct or violation of applicable laws was the primary cause of any loss to the parties. In the administration of the Escrow Account, the Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons.

       (b)           In the event the Escrow Agent shall be uncertain as to its duties or rights under this Agreement or shall receive any instruction, claim or demand that, in the opinion of the Escrow Agent, is in conflict with the provisions of this Agreement (any of the foregoing, an “Escrow Agent Dispute”), the Escrow Agent shall be entitled to refrain from taking any action with respect to such Escrow Agent Dispute and its sole obligation shall be to keep safely all property held under the terms of this Agreement until it shall be directed otherwise by a final and nonappealable order of a Governmental Entity of competent jurisdiction or by an instrument signed by all of the Escrow Parties. In the event of any Escrow Agent Dispute, the Escrow Agent shall be entitled to petition a court of competent jurisdiction in the State of Delaware to resolve such Escrow Agent Dispute, and each of the Escrow Parties consent to the jurisdiction of any such court with respect to any such Escrow Agent Dispute.

       (c)           The Escrow Agent shall be reimbursed for all reasonable fees and expenses, including without limitation those fees set forth on Schedule III hereto and reasonable counsel fees and disbursements, incurred by the Escrow Agent in connection with the performance of its duties and obligations under this Agreement. Fifty percent (50%) of all such fees and expenses shall be paid by the Buyer and fifty percent (50%) of all such fees and expenses shall be paid by the Indemnifying Parties from the Escrow Fund.

       (d)           The Escrow Agent may be removed at any time upon the joint written action of the Buyer and the Representative. The Escrow Agent may resign at any time by giving at least 30 days’ prior written notice to the Escrow Parties, which resignation shall become effective upon the acceptance of appointment by the successor Escrow Agent as provided in this Section 6(d). The resigning Escrow Agent may appoint a successor Escrow Agent, reasonably acceptable to the Escrow Parties or the Escrow Parties may in their sole discretion jointly appoint a successor Escrow Agent. If a successor Escrow Agent shall not have been appointed within 20 days after such notice of resignation, the Escrow Agent or any of the Escrow Parties may apply to any court of competent jurisdiction to appoint a successor Escrow Agent. Notwithstanding the foregoing, any successor Escrow Agent shall be a financial institution organized under the laws of the United States of America and having a combined capital and surplus of not less than US $100,000,000. Any successor Escrow Agent, however appointed, shall execute and deliver to the predecessor Escrow Agent, with a copy to each of the Escrow Parties, an instrument accepting such appointment, and thereupon such successor Escrow Agent shall, without further act, become fully vested with all the rights, powers, obligations and duties of the predecessor Escrow Agent hereunder with the same effect as if originally named the Escrow Agent herein. The Escrow Agent shall have the right to withhold an amount equal to any amount due and owing to the Escrow Agent, plus any reasonable costs and expenses the Escrow Agent incurred by the Escrow Agent in connection with termination of this Agreement.

7.    Notices.                 All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed to be effective and to have been duly given on (i) the third Business Day following dispatch if delivered by registered or certified mail (return receipt requested), postage prepaid, (ii) the next Business Day if delivered by a nationally recognized overnight courier, or (iii) on the same day if delivered by hand against written receipt, or sent by facsimile, addressed as follows:

       (a)           if to the Buyer, addressed to it at the following address, or at such other address as it shall have furnished to the Escrow Agent and the Representative in writing:

Sedgwick CMS Holdings, Inc.
c/o Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
Facsimile:	(904) 357-1026
Attention:	Christopher A. Rose, Senior Vice President
with copies to:
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, New York 10019
Facsimile:	(212) 424-8500
Attention:	Robert S. Rachofsky, Esq. and
Gary D. Boss, Esq.

       (b)           if to the Representative, addressed to it at the following address, or at such other address as it shall have furnished to the Escrow Agent and the Buyer in writing:

Capital Partners, Inc.
Eight Greenwich Office Park, Third Floor
Greenwich, Connecticut 06831
Facsimile:	(203) 625-0423
Attention:	Brian D. Fitzgerald
President

with copies to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178-0060
Facsimile:	(212) 309-6001
Attention:	Christopher T. Jensen, Esq. and
George G. Yearsich, Esq.

and

Richards, Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, DE 19801
Facsimile:	(302) 498-7748
Attention:	Srinivas M. Raju, Esq.

       (c)           If to Escrow Agent, addressed to it at the following address, or at such other address as it shall have furnished to the Escrow Agent and the other Escrow Parties in writing:

JPMorgan Chase Bank, N.A.
4 New York Plaza, 21st Floor
New York, New York 10004
Attention: Audrey Mohan
Facsimile: (212) 623-5087

       (d)           Copies of all notices, requests and other communications hereunder shall also be provided to the following parties:

Jonathan Wagner
10522 Mackenzie Way
Dublin, OH 43017
Facsimile: (614) 790-8201

and

Richard Kurth
1956 McCoy Road
Columbus, OH 43220
Facsimile: (614) 790-8202

with copies to:

Kaye Scholer LLC
Three First National Plaza
41st Floor
70 West Madison Street
Chicago, Illinois 60602-4231
Facsimile:	(312) 583-2530
Attention:	Gary R. Silverman, Esq.

Notwithstanding the above, in the case of communications delivered to the Escrow Agent pursuant to this section, such communications shall be deemed to have been given on the date received by the Escrow Agent. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. For the purposes of this section, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth in this section is authorized or required by law or executive order to remain closed.

8.    Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, legal representatives, executors, administrators and permitted assigns. Neither the Escrow Parties nor (except as otherwise provided in Section 6(d) hereof) the Escrow Agent may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without prior written consent of the other Escrow Parties.

9.    Amendments; No Waivers.

       (a)           Any provision of this Agreement may be amended or waived only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Escrow Agent and all of the Escrow Parties or, in the case of a waiver, by the Escrow Party against whom the waiver is to be enforced.

       (b)           No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10.  Descriptive Headings. The descriptive headings of the sections and subsections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.  Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and construed and interpreted in accordance with the substantive Laws of the State of Delaware, without giving effect to any choice of Law or conflicts of Laws rules or provision (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Each party hereto irrevocably submits to the exclusive jurisdiction of any state or federal court located within the State of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby, and agrees to commence any such action, suit or proceeding only in such courts. Each party hereto irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable Law and consents to the jurisdiction of the courts located in the State of Delaware. THE PARTIES FURTHER HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LAWSUIT OR JUDICIAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

12.  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall together constitute one and the same instrument. All signatures of the parties hereto may be transmitted by facsimile and such facsimile will, for all purposes, be deemed to be the original signature of the party whose signature it reproduces and will be binding upon such party.

13.  Entire Agreement. This Agreement and the Indemnification Agreement together set forth the sole and entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, with respect to such subject matter. The Schedules and Annexes to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes.

14.  Indemnification.  The Escrow Parties shall jointly and severally indemnify, defend and hold harmless the Escrow Agent and its directors, officers, agents and employees (the “indemnities”)  from any loss, liability or expense incurred by the Escrow Agent (including the reasonable fees and expenses of outside counsel) arising out of or in connection with (a) its execution and performance of this Agreement, except to the extent that such loss, liability or expense is due to the gross negligence, bad faith, willful misconduct or violation of applicable laws of any such indemnities, or (b) its following any instructions or other directions from the Escrow Parties, except to the extent that its following any such instruction or direction is expressly forbidden by the terms hereof. Anything in this Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of the Escrow Agent and the termination of this Agreement. The Escrow Parties hereby grant the Escrow Agent a lien on, right of set-off against and security interest in the Escrow Funds for the payment of any claim for indemnification, compensation, expenses and amounts due hereunder.

15.  Compliance. Upon execution of this Agreement, the Escrow Parties shall provide the Escrow Agent with a fully executed W-8 or W-9 Internal Revenue Service form for each of the Escrow Parties. All interest or other income earned under this Agreement shall be allocated and paid as provided herein and reported by the recipient to the Internal Revenue Service as having been so allocated and paid.

16.  Successor Corporations. Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall constitute the Escrow Agent under this Agreement without further act.

17.  Call-Backs; Reliance.

       (a)           In the event funds transfer instructions are given (other than in writing at the time of execution of the Agreement), whether in writing, by facsimile or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule IV hereto, and the Escrow Agent may rely upon the confirmations of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. The Escrow Parties acknowledge that such security procedure is commercially reasonable.

       (b)           It is understood that the Escrow Agent and the beneficiary’s bank in any funds transfer may rely solely upon any account numbers or similar identifying number provided by such beneficiary to identify (i) the beneficiary, (ii) the beneficiary bank or (iii) an intermediary bank. The Escrow Agent may apply any of the applicable escrowed funds for any payment order it executes using any such identifying number, even where its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary’s bank or an intermediary bank designated.

18.  Force Majeure. In the event that the Escrow Agent is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage reasonably beyond its control or other cause reasonably beyond its control, the Escrow Agent shall not be liable for damages to the other parties for any unforeseeable damages resulting from such failure to perform or otherwise from such causes. In such event, performance by the Escrow Agent under this Agreement shall resume when the Escrow Agent is able to perform substantially its duties.

19.  Further Assurances. Each of the parties hereto shall, at the request of the other party, deliver to the requesting party all further documents or other assurances as may reasonably be necessary or desirable to carry out the purposes of this Agreement.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

BUYER:	REPRESENTATIVE:
SEDGWICK CMS HOLDINGS, INC	CAPITAL PARTNERS, INC.

By:	By:
Name:	Name:
Title:	Title:
ESCROW AGENT
JPMORGAN CHASE BANK, N.A.

By:
Name:
Title